

August 11, 2025

David Kaplan
Chief Executive Officer
Ares Acquisition Corporation II
245 Park Avenue, 44th Floor
New York, NY 10167

Don Burnette
Chief Executive Officer
Kodiak Robotics, Incorporated
1049 Terra Bella Avenue
Mountain View, CA 94043

> **Re: Ares Acquisition Corporation II**
> **Kodiak Robotics, Incorporated**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 28, 2025**
> **File No. 333-287278**

Dear David Kaplan and Don Burnette:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.   We note from your response to prior comment 1 that you expect the Exchanged Kodiak Option holders will exercise their options prior to expiration given a vast majority are significantly in-the-money. Please revise footnote (3) to the table to

explain that you expect all Exchanged Kodiak Options will have an exercise price significantly less than the Redemption Price such that you believe it is <u>probable</u> option holders will exercise these options. Similar revisions should be made throughout the filing wherever these options are included in total shares outstanding following the Business Combination, including on pages xxii, xxxi, 3, 4, 8, 30 and 158.

2.   Please revise your cover page to disclose, in tabular format, the price paid or to be paid for securities issued or to be issued to the SPAC sponsor and its affiliates in connection with the de-SPAC transaction or any related financing transaction. Refer to Item 1604(a)(3) of Regulation S-K.

Summary of the Proxy Statement/Prospectus
Dilution, page 5

3.   Please explain the reference to footnote (4) in the "Anticipated transaction expenses to be incurred by AACT" line item of the numerator adjustments table on page 6 or revise to remove. In addition, explain why the transaction expense adjustment changes based on the redemption levels given you state in response to prior comment 8 that such expenses include $12.9 million of investment advisory fees and $8.5 million in legal fees.

4.   We note you include an adjustment to the numerator for "Contributions to AACT Trust Account." Considering the contribution obligations will be reimbursed as reflected in pro forma adjustment (C6), please revise to also reflect the repayment of such obligation or remove this line item from your reconciliation.

5.   We note you include an adjustment to the numerator of your net tangible book value calculations for "Incremental accrued interest on Trust Account," which appears to reflect interest earned after March 31, 2025. Please revise to remove this adjustment as it does not appear to meet the definition of a probable or consummated transaction for purposes of this disclosure as outlined in Section II.D.3 (page 104) of SEC Release 33-11265. Further, it appears this adjustment is not appropriate as it reflects income earned but no other operating activity that occurred after the balance sheet date.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Pro Forma Adjustments
Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 239

6.   We note your response to prior comment 8. Please revise to separately disclose the amount and nature of the transaction expenses related to each of AACT and Legacy Kodiak as provided in your response. Additionally, disclose the amount of any transaction costs incurred by AACT that are already reflected in the historical financial statements. Finally, we note your conclusion not to include a pro forma income statement adjustment to add transaction costs incurred or to be incurred by AACT after the historical period based on the guidance in SAB Topic 5.A and the speech referenced in your response. However, costs incurred by the registrant after the historical periods should be reflected as a pro forma expense as if the adjustments were made at the beginning of the fiscal year presented. Please revise accordingly.

Kodiak Robotics, Inc.
Notes to Condensed Financial Statements (unaudited)
Note 16. Subsequent Events, page F-98

7.   It appears from your response to prior comment 1 that additional Legacy Kodiak Options were granted after the most recent balance sheet date of March 31, 2025. Please revise to include a discussion of such grants and the associated compensation expense, if material. Refer to ASC 855-10-50-2. In your response, tell us how the pending Business Combination Agreement factored into your valuation of the underlying common stock used in determining the fair value of the options granted since March 31, 2025 and provide us with the underlying share fair value and exercise price used in your Black-Scholes calculations for such grants.

General

8.   You state in your response to comment 1 in your June 30, 2025, letter that you will continue to evaluate the potential incremental PIPE Investment and will ensure that the final Form S-4 presentations reflect the current facts and expectations at the time of effectiveness. Please tell us the current status of the remaining expected $40.0 million PIPE Subscriptions. To the extent you are unable to obtain the additional financing prior to effectiveness, ensure you revise your ownership tables throughout the filing to reflect only the committed subscriptions, which currently appears to be $60.0 million.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Philippa Bond